Exhibit (d)(3)

EXECUTION VERSION

                    EMPLOYMENT AGREEMENT (the “Agreement”), dated as of March 17, 2011, by and between Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), and Kathy Ordonez (“Executive”).

                    WHEREAS, Parent, Spark Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) and Celera Corporation, a Delaware corporation (the “Company”) have entered into an Agreement and Plan of Merger, dated as of March 17, 2011 (the “Merger Agreement”),

                    WHEREAS, pursuant to the terms of the Merger Agreement, Parent and the Company will enter into a business combination transaction, pursuant to which the Company will merge with and into the Purchaser, and the Company will become the surviving corporation;

                    WHEREAS, Executive is currently employed by the Company and covered by The Celera Corporation Executive Change in Control Plan, as amended through the date hereof (the “CIC Plan”); and

                    WHEREAS, subject to and contingent upon the consummation of the transactions contemplated by the Merger Agreement, Parent desires to employ Executive on a full-time basis and Executive desires to be so employed by Parent on that basis and on the terms set forth herein.

                    NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein (including, without limitation, Parent’s employment of Executive and the advantages and benefits thereby inuring to Executive) and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

          1. Effectiveness of Agreement and Employment of Executive.

                    1.1 Effectiveness of Agreement. This Agreement shall become effective upon the Effective Time (as defined in the Merger Agreement), and Executive’s employment under this Agreement shall commence on the date of the Effective Time (the “Effective Date”). In the event that the transactions contemplated in the Merger Agreement are abandoned, or in the event that the Closing does not occur for any other reason, this Agreement shall be null and void and shall have no force and effect.

                    1.2 Employment by Parent. Parent hereby employs Executive as Senior Vice President, Quest Diagnostics, and Executive hereby accepts such employment with Parent as of the Effective Date. Executive shall initially report to, and perform such duties and services for Parent and its subsidiaries and affiliates (such subsidiaries and affiliates, collectively, “Affiliates”) as may be designated from time to time by the Chief Executive Officer, or such other person designated by Parent. During her employment, Executive shall use her best and most diligent efforts to faithfully promote the interests of Parent and its Affiliates, and shall devote all of her business time and attention to her employment under this Agreement. During her employment, Executive shall be subject to all policies, practices and procedures of Parent as in effect from time to time. Executive acknowledges that she shall be required to travel on business in connection with the performance of her duties hereunder.

          2. Compensation and Benefits; Equity Awards.

                    2.1 (a) Salary. Parent shall pay Executive for services during her employment under this Agreement a base salary of no less than the annual rate of $500,000 (“Base Salary”). Any and all increases to Executive’s Base Salary shall be determined by Parent, in its sole discretion. Such Base Salary shall be payable in equal installments, no less frequently than monthly, pursuant to Parent’s customary payroll policies in force at the time of payment, less any required or authorized payroll deductions.

                          (b) Management Incentive Plan. For each fiscal year during the Employment Period (as defined below) commencing on the Effective Date, Executive shall be eligible for an annual bonus (an “Annual Bonus”) pursuant to the terms of the Parent Management Incentive Plan, as amended from time to time (the “MIP”). The target Annual Bonus opportunity for Executive shall be 60% of Base Salary. The Annual Bonus shall be prorated for any period of service less than a full calendar year during the calendar year in which the Effective Date occurs. Parent shall pay the Annual Bonus, if any, to Executive (less all withholding and applicable deductions) on the date on which bonuses are paid to executives generally, but in any event no later than March 15 of the year following the year in which the Annual Bonus is earned.

                          (c) One Time Cash Payment. In consideration of the Executive’s agreement to waive any amounts that could become due and payable to her under the terms of the CIC Plan, the Executive shall receive a one time cash payment in the amount of $2,286,375, to be paid in the second payroll period following the Effective Date, subject to all applicable deductions and withholding, and contingent upon the Executive’s execution of a release/waiver of claims in favor of Parent and the Company in substantially the form attached hereto as Exhibit A, and such release/waiver of claims becoming nonrevocable as of the Effective Date. The Executive hereby agrees and acknowledges that she shall not be entitled to any other payment or benefit, pursuant to the CIC Plan or any other employment or severance agreement or arrangement, in connection with her employment prior to the Effective Date, other than payment of salary and benefits that have accrued as of the Effective Date.

                          (d) One Time Restricted Stock Award. Parent shall recommend to the Compensation Committee of the Board of Directors of Parent or its designee that it approve and grant to Executive, effective as of the Effective Date, a grant of restricted stock with a value equal to $450,000 (the “One Time Restricted Stock Award”), each such share relating to one share of common stock of Parent common stock, par value $0.01 (the “Common Stock”). The One Time Restricted Stock Award shall vest, and the restrictions thereon shall lapse, on a quarterly basis ratably over the twelve (12) quarters commencing on the last day of the first calendar quarter following the date of grant, subject to Executive’s continued employment with Parent or one of its Affiliates on each quarterly vesting date. The One Time Restricted Stock Award shall be granted pursuant to and subject to the terms of the ELTIP and a restricted stock award agreement to be entered into between Parent and Executive.

                           (e) Long Term Incentive Plan. For each fiscal year during the Employment Period, Executive shall be eligible to participate in Parent’s Employee Long Term Incentive Plan, as amended from time to time (the “ELTIP”). For fiscal year 2011, Parent shall recommend to the Compensation Committee of the Board of Directors of Parent or its designee that it approve and grant to Executive, effective as of the Effective Date, 20,000 shares of restricted Common Stock (the “Parent Restricted Stock Award”). The Parent Restricted Stock Award shall vest and the restrictions thereon shall lapse, subject to (i) Executive’s continued employment with Parent or one of its Affiliates on the third anniversary of the date of grant and (ii) the achievement of performance metrics (as determined by Parent) relating to the effective integration and growth of the business for which Executive is responsible. The Parent Restricted Stock Award shall be granted pursuant to and subject to the terms of the ELTIP and a restricted stock award agreement to be entered into between Parent and Executive, using the basic form of equity grant document attached as Exhibit B revised as necessary to conform to the vesting and payment terms described herein. In the event that the Executive’s employment is terminated either (a) by Parent without Cause, (b) by the Executive for Good Reason, (c) as a result of the Executive’s death or (d) as a result of the Executive’s Permanent Disability, the Executive shall be entitled to receive the Parent Restricted Stock Award at the time and to the extent that such amounts are payable to other participants in the program and subject to the satisfaction of the performance criteria for the award. For fiscal years thereafter, awards under the ELTIP, if any, shall be made at the discretion of the Compensation Committee of the Board of Directors of Parent in the form of and at such times as awards are made to executives of Parent generally.

                    2.2 Benefits. During the Employment Period, Executive shall be entitled to participate, on the same basis and at the same level as generally available to other similarly situated executives of Parent, in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit, deferred compensation and tax-qualified retirement plans or programs of Parent now existing or hereafter established to the extent that she is eligible under the general provisions thereof. Executive shall be entitled to vacation time consistent with Parent’s policies. The date or dates of such vacations shall be selected by Executive having reasonable regard to the business needs of Parent.

                    2.3 Expenses. Pursuant to Parent’s customary policies in effect at the time of payment, Executive shall be promptly reimbursed, against presentation of vouchers or receipts therefor, for all authorized expenses properly and reasonably incurred by Executive on behalf of Parent or any of its Affiliates in the performance of Executive’s duties hereunder.

          3. Employment Period. Executive’s employment under this Agreement shall commence as of the Effective Date, and this Agreement shall terminate on the third anniversary thereof, unless terminated earlier in accordance with the terms of this Agreement (the “Employment Period”). The term (the “Term”) of this Agreement shall continue until the end of the Employment Period. Thereafter Executive shall become an “at will” employee of Parent. In the event Executive remains in the employ of Parent following the Term, Executive shall continue to be eligible to participate in the employee benefit plans and arrangements set forth in Section 2.2 of this Agreement.

          4. Termination Prior to the Third Anniversary of the Effective Date. In the event Executive’s employment with Parent is terminated for any reason prior to the third anniversary of the Effective Date, the terms and conditions of such termination shall be governed by this Section 4.

                     4.1 Termination by Parent for Cause. Executive’s employment with Parent may be terminated at any time by Parent for Cause. Upon such a termination, Parent shall have no obligation to Executive pursuant to this Agreement other than the payment of Executive’s earned and unpaid Base Salary to the date of such termination, except as otherwise required by applicable law.

                     For purposes of this Agreement, the term “Cause” shall mean any of the following:

(i)

Executive’s willful and continued failure to perform her duties or Executive’s bad faith in connection with the performance of her duties, following written notice from the Chief Executive Officer of Parent or his designee detailing the specific acts and a 30-day period of time to remedy such failure and such failure is not remedied;

(ii)	Executive engaging in any gross misconduct, gross negligence, violence or threat of violence that is materially injurious to Parent or any of its Affiliates;

(iii)

Executive’s material breach of a policy of Parent or any of its Affiliates, which breach is not remedied (if susceptible to remedy) following written notice by the Chief Executive Officer of Parent or his designee detailing the specific breach and a 30-day period of time to remedy such breach;

(iv)

Any breach by Executive of this Agreement, which breach is not remedied (if susceptible to remedy) following written notice by the Chief Executive Officer of Parent or his designee detailing the specific breach and a 30-day period of time to remedy such breach; or

(v)

Executive’s commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude involving Parent or any of its Affiliates, or the engaging by Executive in conduct or misconduct that materially harms the reputation or financial position of the Company.

                     4.2 Termination due to Death, Permanent Disability, by Parent Without Cause or by Executive for Good Reason. In the event that Executive’s employment with Parent is terminated due to death or Permanent Disability (as defined below), Executive shall be entitled to the payment of Executive’s earned and unpaid Base Salary accrued to the date of such termination plus an amount equal to one month’s additional Base Salary. In the event that the Executive’s employment with Parent is terminated by Parent without Cause or by Executive for Good Reason prior to the end of the Term, in addition to the payment of Executive’s earned and unpaid Base Salary to the date of such termination, Executive shall receive the greater of (i) a lump sum payment equal to the sum of (a) Executive’s Base Salary through the last day of the Term and (b) a cash payment equal to 18 months of Executive’s COBRA premiums measured as of the date of termination of employment, and (ii) the amounts to which Executive would be entitled under the Parent Executive Officer Severance Plan, effective as of May 3, 2006, as may be amended from time to time (the “Parent Executive Officer Severance Plan”) as described in Section 4.4 below. In the event of a termination by Parent without Cause, a termination by Executive for Good Reason or a termination due to Executive’s Permanent Disability, the payments set forth in this Section 4.2 are subject to (i) Executive’s execution and non-revocation of a waiver and release of claims, in the form attached to the Parent Executive Officer Plan and (ii) her continued compliance with the Restrictive Covenant Agreement (as defined below).

                    For purposes of this Agreement, the term “Permanent Disability” shall mean: (i) Executive shall become ill, mentally or physically disabled, or otherwise incapacitated so as to be unable regularly to perform the duties of her position for a period in excess of 90 consecutive days or more than 180 days in any consecutive 12-month period, or (ii) a qualified independent physician determines that Executive is mentally or physically disabled so as to be unable to regularly perform the duties of her position and such condition is expected to be of a permanent duration.

                    For purposes of this Agreement, the term “Good Reason” shall mean the occurrence of any of the following without Executive’s prior written consent (i) a material diminution of an Executive’s authority, duties or responsibilities from those reasonably appropriate to her education, experience and background that occurs after the Effective Date, (ii) a reduction of Executive’s Base Salary, Annual Bonus opportunity or annualized health care benefits or (iii) a relocation of Executive’s principal place of employment by more than 50 miles. The Executive must provide notice to Parent of the existence of one or more of the conditions listed above, within a period not to exceed 90 days of the initial existence of such condition, and Parent shall have a period of 30 days to remedy the condition. If Parent is unable to remedy such condition within the 30 day cure period, the Executive may terminate employment for Good Reason (which termination shall occur no later than 180 days following the initial existence of the applicable Good Reason condition). For the avoidance of doubt, Executive shall not have Good Reason to resign her employment under this Agreement on account of changes attributable to the consummation of the transactions contemplated by the Merger Agreement.

                    4.3 Resignation by Executive. Executive may voluntarily resign from her employment with Parent, provided that Executive shall provide Parent with 60 days’ advance written notice (which notice requirement may be waived, in whole or in part, by Parent in its sole discretion) of her intent to resign. Upon such resignation, Parent shall have no obligation other than the payment of Executive’s earned but unpaid Base Salary to the effective date of such resignation. Any equity awards that remain unvested at the time of resignation shall be cancelled.

                    4.4 (a) Severance Benefits and Change in Control. As of the Effective Date, Executive shall be entitled to participate in the Parent Executive Officer Severance Plan as a participant on Schedule B of such plan; provided, however, that any payments or benefits made to Executive pursuant to this Section 4.4(a) shall not operate to duplicate any other payments or benefits to be made to Executive pursuant to Section 4 of this Agreement or pursuant to any other severance or change in control arrangement between Executive and Parent or the Company.

                              (b) Limitation on Payments. In the event that any benefits provided for under this Agreement or otherwise payable to Executive in connection with the transactions contemplated by the Merger Agreement (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then such benefits shall be payable either (A) in full, or (B) as to such lesser amount which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance benefits under this Agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. All determinations required under this paragraph shall be made in writing by Parent’s independent public accountants, whose determination shall be final, conclusive and binding upon the Executive and Parent for all purposes. For purposes of making the calculations required by this paragraph, the accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. All amounts payable to Executive under this paragraph shall be paid as soon as practicable after the event giving rise to payment of any excise tax under Section 4999 of the Code by Executive, but no later than the December 31 of the year next following the year in which Executive, or the Company on behalf of Executive, remits the excise taxes due.

                    4.5 Short-Term Deferral. Notwithstanding anything in the foregoing to the contrary, any lump sum payment forth in Section 4 of this Agreement shall be made by no later than March 15 of the year following the year in which Executive’s employment is terminated.

          5. Termination on or Following the Third Anniversary of the Effective Date. In the event Executive’s employment with the Parent is terminated for any reason on or following the third anniversary of the Effective Date, the terms and conditions of such termination shall be governed in accordance with the Parent Executive Officer Severance Plan as a participant on Schedule B of such plan.

          6. Restrictive Covenants. Executive agrees that the effectiveness of this Agreement is contingent upon her execution of, and delivery to Parent of, a restrictive covenant agreement (the “Restrictive Covenant Agreement”), which shall include provisions relating to non-competition, non-solicitation of employees and customers, non-disclosure and confidentially. The Restrictive Covenant Agreement shall be in substantially the same form provided by Parent to its employees generally.

          7. Arbitration. Any dispute or controversy arising under or in connection with this Agreement or otherwise in connection with Executive’s employment by Parent that cannot be mutually resolved by the parties to this Agreement and their respective advisors and representatives shall be settled exclusively by arbitration in California and in accordance with the rules of the American Arbitration Association before one arbitrator of exemplary qualifications and stature, who shall be selected jointly by an individual to be designated by Parent and an individual to be selected by Executive, or if such two individuals cannot agree on the selection of the arbitrator, who shall be selected by the American Arbitration Association.

          8. Notices. Any notice or communication given by either party hereto to the other shall be in writing and personally delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the following addresses:

if to Parent:

Quest Diagnostics Incorporated
3 Giralda Farms
Madison, NJ 07940
Attention: David W. Norgard

With a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention:	Doreen E. Lilienfeld
Facsimile:	(646) 848-7171
Email:	dlilienfeld@shearman.com;

if to Executive:

Kathy Ordonez, at the most recent address in the Company’s records

                    Any notice shall be deemed given when actually delivered to such address, or two days after such notice has been mailed or sent by a recognized courier company, whichever comes earliest. Any person entitled to receive notice may designate in writing, by notice to the other, such other address to which notices to such person shall thereafter be sent.

          9. Miscellaneous.

                    9.1 Representations and Covenants. In order to induce Parent to enter into this Agreement, Executive makes the following representations and covenants to Parent and acknowledges that Parent is relying upon such representations and covenants:

                              (a) No Agreements. No agreements or obligations exist to which Executive is a party or otherwise bound, in writing or otherwise, that in any way interfere with, impede or preclude her from fulfilling all of the terms and conditions of this Agreement.

                              (b) Disclosure of Information. Executive, during her employment, shall use her best efforts to disclose to the Chief Executive Officer and General Counsel of Parent in writing or by other effective method any bona fide information known by her and which she reasonably believes is not known to the Chief Executive Officer and General Counsel of Parent, and which she reasonably believes would have any material negative impact on Parent or any of its Affiliates.

                    9.2 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of their subject matter and supersede upon their effectiveness all other prior agreements and understandings (including, without limitation, the CIC Plan) between the parties with respect to such subject matter. This Agreement shall also supersede the Merger Agreement to the extent of any inconsistencies thereto.

                    9.3 Amendment; Waiver. This Agreement may not be amended, supplemented, canceled or discharged, except by written instrument executed by the party against whom enforcement is sought. No failure to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof. No waiver of any breach of any provision of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision.

                    9.4 Section 409A; Interpretation. This Agreement is intended to comply with the requirements of Section 409A of the Code so as not to be subject to taxes, interest or penalties under Section 409A of the Code and any ambiguities in this Agreement will be interpreted to so comply. This Agreement shall be interpreted and administered to give effect to such intention and understanding and to avoid the imposition on the Executive of any tax, interest or penalty under Section 409A of the Code in respect of this Agreement. Parent and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition under Section 409A prior to actual payment to Executive without changing the economic terms of the Agreement.

                    Notwithstanding anything to the contrary in this Agreement, no Deferred Compensation Separation Benefits (as defined below) payable under this Agreement will be considered due or payable until and unless Executive has a “separation from service” within the meaning of Section 409A of the Code and the Regulations and guidance thereunder. Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s “separation from service” other than due to Executive’s death, then any severance benefits payable pursuant to this Agreement and any other severance payments or separation benefits, that in each case when considered together may be considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) and are otherwise due to Executive on or within the six (6) month period following Executive’s “separation from service” will accrue during such six (6) month period and will instead become payable in a lump sum payment on the date six (6) months and one (1) day following the date of Executive’s “separation from service.” All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

                    Notwithstanding anything to the contrary in this Agreement, if Executive dies following her “separation from service” but prior to the six (6) month anniversary of the date of her “separation from service,” then any Deferred Compensation Separation Benefits delayed in accordance with this Section will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death, but not later than ninety (90) days after the date of Executive’s death, and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.

                    9.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of Parent by reorganization, merger or consolidation, or any assignee of all or substantially all of Parent’s business and properties. Parent may assign its rights and obligations under this Agreement to any of its Affiliates without the consent of Executive. Executive’s rights or obligations under this Agreement may not be assigned by Executive.

                    9.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

                    9.7 Governing Law; Interpretation. This agreement and the terms of Executive’s employment shall be governed by the laws of New Jersey.

                    9.8 Further Assurances. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.

                    9.9 Severability. The parties have carefully reviewed the provisions of this Agreement, and agree that they are fair and equitable. However, in light of the possibility of differing interpretations of law and changes in circumstances, the parties agree that if any one or more of the provisions of this Agreement shall be determined by a court of competent jurisdiction or an arbitrator to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall, to the extent permitted by law, remain in full force and effect and shall in no way be affected, impaired or invalidated. Moreover, if any of the provisions contained in this Agreement are determined by a court of competent jurisdiction or arbitrator to be excessively broad as to duration, activity, geographic application or subject, it shall be construed, by limiting or reducing it to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law.

                    9.10 Withholding. All payments hereunder shall be subject to any and all applicable federal, state, local and foreign withholding taxes and other authorized deductions.

                    9.11 Counterparts. This Agreement may be executed in one or more counterparts, which, together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PARENT

By:	/s/ David W. Norgard

David W. Norgard
Vice President, Human Resources

EXECUTIVE
/s/ Kathy Ordonez

Kathy Ordonez

Attachments:

Exhibit A – General Release
Exhibit B – Current Form of Parent Equity Award Agreement